FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement to shareholders dated May 4, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 4, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 8, 2017

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the "Company") to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on June 8, 2017 at 2 p.m. Israel time for the following purposes (the "Meeting"):

1.	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Mr. Elyezer Shkedy to serve as an external director effective as of the date of the Meeting for a three-year term;

3.	Subject to his election under Item 2, to approve a grant of options to Mr. Shkedy;

4.	To amend our compensation policy for the Company's directors and officers; and

5.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders;

In addition, our consolidated financial statements for the year ended December 31, 2016 will be received and considered at the Meeting.

 Our Board of Directors recommends that you vote "FOR" all proposals under Items 1 through 5, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 9, 2017 (the "Record Date"), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 2 p.m. Israel time, on June 8, 2017, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than May 29, 2017, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the "ICL")) is May 11, 2017.

According to Israel's Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

Pursuant to the Company's Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company's issued and outstanding share capital.

The approval of each of the proposals in Items Nos. 1, 2, 3, 4 and 5 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items 2, 3 and 4, the shareholders' approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2166) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

May 4, 2017

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on June 8, 2017

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on June 8, 2017, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2017 Annual General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about May 10, 2017.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Mr. Elyezer Shkedy to serve as an external director effective as of the date of this Meeting for a three-year term;

3.	Subject to his election under Item 2, to approve a grant of options to Mr. Shkedy;

4.	To amend our compensation policy for the Company's directors and officers; and

5.
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders; when this proposal is raised, you will also be invited to discuss our 2016 consolidated financial statements.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on May 9, 2017, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in "street name"), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on June 8, 2017, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company's offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company's shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on June 8, 2017, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items Nos. 1, 2, 3, 4 and 5 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items 2, 3 and 4, the shareholders' approval must either (i) include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Ordinary Shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of April 30, 2017, the Company had 54,661,667 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

Item I. RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director's successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as director if elected.

Our Board of Directors has nominated seven of our current directors, Messrs. Dov Baharav, Amiram Boehm, Ishay Davidi, Amir Ofek, Aylon (Lonny) Rafaeli, Meir Shamir and Ms. Dafna Sharir for re-election. If re-elected at the Meeting, Mr. Baharav shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company's "external directors" in accordance with the ICL, Dr. Zvi Lieber whose term is expiring and is not standing for re-election at the Meeting, and Ms. Dafna Cohen, whose term expires in December 2017. As set forth in Item No. 2, Mr. Shkedy is nominated to replace Dr. Lieber as an external director.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the company's size and special needs.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Dov Baharav	66
Amiram Boehm	45
Ishay Davidi	55
Amir Ofek	41
Aylon (Lonny) Rafaeli	63
Meir Shamir	65
Dafna Sharir	48

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs' board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs' principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel's largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as a director of Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel's largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. (TASE), Tadir-Gan (TASE), and DelekSon Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is Chief Executive Officer of Cyberint Inc., a provider of cyber security services and products solutions. Mr. Ofek has served as a director on the board of Cyberint since September 2014. Mr. Ofek also serves as a partner at Baharav Ventures Ltd. ("BVL"), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc, the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion-Israel Institute of Technology and an M.B.A. degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France.

Aylon (Lonny) Rafaeli has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit.  Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem.

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mivtach Shamir is a holding company active in spotting and initiating investments in technology and in commercial real estate development in Israel and throughout Europe, the U.S. India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir is an active philanthropist and since 2012 he has served as the Head of the Presidency of "Taglit" (Birthright Israel).  Mr. Shamir holds a Business & Economics Administration degree and received an Honorary Doctorate from Bar Ilan University.

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir served as a tax advisor with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Frutarom Industries Ltd. and served in the past as a director of Ormat Industries Inc.  Ms. Sharir holds B.A. degrees in Economics and Law, both from Tel Aviv University, an LL.M. in Tax Law from New York University, and an M.B.A. degree from INSEAD.

It is therefore proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, to re-elect Dov Baharav as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Ishay Davidi as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified".

FURTHER RESOLVED, to re-elect Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Meir Shamir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified."

 The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

ITEM II.  ELECTION OF EXTERNAL DIRECTOR
 (Item 2 on the Proxy Card)

Under the ICL, public companies are required to appoint at least two external Directors who must meet specified standards of independence. An external Director is appointed for an initial term of three years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the ICL and the regulations promulgated thereunder.

The Company has two directors who serve as the Company's "external directors" in accordance with the ICL, Dr. Zvi Lieber whose term is expiring and is not standing for re-election at the Meeting, and Ms. Dafna Cohen, whose term expires in December 2017.

Our Board of Directors has nominated Mr. Elyezer Shkedy to be appointed as an external director commencing upon his election at the Meeting for a three-year term. Following is Mr. Shkedy's biographical information:

Major General (ret.) Elyezer Shkedy, 59, is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines.  Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, USA and a B.Sc. in Mathematics and Computer Science (also with distinction) from Ben Gurion University in Israel.

In accordance with the ICL, at least one external director elected must have "accounting and financial expertise" and any other external director must have either ''accounting and financial expertise'' or "professional qualification" as such terms are defined by regulations promulgated under the ICL.  Our Board of Directors has determined that the external director nominee, Mr. Shkedy, meets the criteria defined in the ICL and the regulations promulgated thereunder for "accounting and financial expertise". Our Board of Directors has also determined that Mr. Shkedy qualifies to serve as the "Audit Committee's financial expert", as required by the rules of the SEC and NASDAQ.

As required under the ICL, Mr. Shkedy submitted to the Company, prior to the date of the Meeting, a declaration stating his compliance with the statutory requirements of the ICL.

It is hereby proposed to elect Mr. Shkedy as an external director commencing upon his election at the Meeting for a three-year term.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to elect Mr. Elyezer Shkedy as member of the Board of Directors of the Company, to serve for a 3-year period commencing on the date of the Meeting."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Mr. Shkedy as an external director.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Board of Directors recommends a vote FOR the election of Mr. Shkedy, the nominee for external director.

ITEM III.  APPROVAL OF GRANT OF OPTIONS TO THE NEWLY ELECTED DIRECTOR
UPON COMMENCEMENT OF HIS TERM OF SERVICE
 (Item 3 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company's Compensation Policy for Executives Officers and Directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company's shareholders, in that order.

In addition to the cash compensation paid to our directors, our serving directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment as directors of the Company.

Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Mr. Shkedy upon commencement of his term of service as an external director.

Pursuant to the terms of our Compensation Policy for Executive Officers and Directors, as proposed to be amended as described in Item 4 below, the exercise price of the options to be granted to Mr. Shkedy will equal 5% over the closing price of the Company's ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date. If the proposed amendment to the Compensation Policy for Executive Officers and Directors, as described in Item 4 below, is not approved at the Meeting, the exercise price of the options will equal 8% over the closing price of the Company's ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date in accordance with the current terms of our Compensation Policy for Executive Officers and Directors.

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three year period so long as the director continues to serve as a director, and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, subject to his election under Item 2, to approve a grant of options to Mr. Elyezer Shkedy upon commencement of his term of service as set forth in this Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Shkedy.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of options to the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of options (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the grant of options to Mr. Shkedy, the nominee for external director.

ITEM IV.  AMENDMENT OF THE COMPENSATION POLICY FOR THE COMPANY'S
DIRECTORS AND OFFICERS
(Item 4 on the Proxy Card)

Pursuant to the ICL, all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as Gilat, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by the ICL. In accordance with the ICL, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the original adoption date. The Company's Compensation Policy for Executive Officers and Directors was last reviewed and approved by the Compensation and Stock Option Committee, the Board of Directors and shareholders in May 2016.

Under the terms of our Compensation Policy for Executive Officers and Directors, the exercise price of options granted to our executives and directors shall not be less than 8% over the closing price of the Company's ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date. In order to enable the Company to attract and retain highly skilled executives and directors, our Compensation and Stock Option Committee has reviewed the Company's policy and recommended that the policy be amended such that the minimum exercise price of options to be granted to executives and officers be no less than 5% over the closing price of the Company's ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date. Our Board of Directors subsequently approved the recommendation of the Compensation and Stock Option Committee and recommended that the Company's shareholders approve such amendment.

It is therefore proposed that at the Meeting the following resolution be adopted:

 "RESOLVED, to amend the Company's Compensation Policy for Executive Officers and Directors as set forth in Item 4 of the Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to amend the Compensation Policy for Executive Officers and Directors.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the amendment to the Compensation Policy for Executive Officers and Directors.

     ITEM V.   RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company's shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2016:

Services Rendered	Fees	Percentages
Audit fees (1)	$698,977	91.53%
Tax fees (2)	$29,000	3.80%
Other (3)	$35,685	4.67%
Total	$763,662	100.0%

(1)
Audit fees are fees for audit services and include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2016 were mainly related to the rights offering concluded by the Company in March 2016.

In accordance with the Company's procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during 2016.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent public accountants for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR'S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2016 and the Auditor's Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2016 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2016, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company's corporate secretary for such purpose. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of April 30, 2017, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of April 30, 2017 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of April 30, 2017.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 54,661,667 Ordinary Shares outstanding as of April 30, 2017.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through April 30, 2017 and information provided to us by such shareholders.
Name	Number of Shares	Percent
FIMI Funds (1).	18,901,865	34.5%
Itshak Sharon (Tshuva) (2)	5,692,251	10.4%
Mivtah Shamir Holdings Ltd. (3)	5,375,647	9.8%
Meitav Dash Investments Ltd. (4)	2,955,273	5.4%
All directors and executive officers as a group (15 persons) (5)	1,794,252	3.2%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on April 7, 2016 with the SEC and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the "FIMI IV Funds"), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on information provided to our company as of March 31, 2017 and on a Schedule 13G/A filed on April 7, 2016 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Itshak Sharon (Tshuva) holds 5,692,251 ordinary shares as follows: (i) 77,796 ordinary shares are held by Excellence trust funds; (ii) 532,811  ordinary shares are held by certain Excellence ETF's, and (iii) 641,162 ordinary shares are held by The Phoenix "nostro" accounts (iv) 4,329,343 ordinary shares are held by certain partnership that invests in Israeli securities (v)  111,139 ordinary shares are held by a certain partnership that invests in shares of companies listed in  the Tel Aviv 100 index. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtah Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)
Based on information provided to our company as of March 31, 2017 and on a Schedule 13G/A filed on January 10, 2017, Meitav Dash Investments Ltd. ("Meitav") is controlled by: (1) BRM Group Ltd. ("BRM Group") which holds Meitav's shares through BRM Finance Ltd., a wholly owned subsidiary of  BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav's shares through Maya Holdings (Ye'elim) Ltd. ("Maya holdings") a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds 2,955,273 ordinary shares as follows: (i) 535,800 ordinary shares are held by Mutual Funds of Meitav Dash Investments LTD group; (ii) 1,811,584 ordinary shares are held by Provident Funds of Meitav Dash Investments LTD group; (iii) 545,504 ordinary shares are held by ETFs of Meitav Dash Investments LTD group, and (iv) 62,385 ordinary shares are held by the Portfolio Management of Meitav Dash Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	As of April 30, 2017 all directors and executive officers as a group (15 persons) held 723,248 options that are vested or that vest within 60 days of April 30, 2017.

Compensation of Executive Officers

The annual compensation earned during 2016 by our five most highly-compensated executive officers is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Yael Shofar, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: yaelsh@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.